UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 20, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes              No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LTD REACHES ACCORD WITH GHANA OVER
OBUASI INVESTMENT FRAMEWORK

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
20 February 2018
NEWS RELEASE
AngloGold Reaches Accord with Ghana Over Obuasi Investment Framework
(JOHANNESBURG – PRESS RELEASE) - AngloGold Ashanti is pleased to announce that it has signed the regulatory and fiscal agreements with the Government of Ghana that will provide the framework for the redevelopment of the Obuasi Gold Mine into a modern, productive mining operation.
The Government of Ghana and AngloGold Ashanti have put in place several agreements including a Development Agreement, Tax Concession Agreement, Security Agreement and a
Reclamation Security Agreement. The Environment Impact Assessment process has been completed and the permits are expected shortly.
Two documents – the Tax Concession Agreement (TCA) and the Development Agreement
(DA) – must now both be ratified by Ghana’s Parliament to be made effective .
Obuasi Gold Mine has been in limited operating phase since 2014, and the Government’s support will go a long way to enabling it to restart as a modern, productive, long-life high margin operation. This will benefit the local, regional and national economies of Ghana through taxes, job creation, communal development expenditure and local procurement opportunities.
“ Redevelopment of the Obuasi mine will establish Obuasi as a world class operation rejuvenating the proud gold mining history of the Ashanti region in Ghana,” AngloGold
Ashanti Chief Executive Officer, Srinivasan Venkatakrishnan, said. “Obuasi now has the mine and labour plan, geological understanding and social model to match its world-class, high-grade ore body. The project metrics show a high-return, long-life project that not only brings ounces to account quickly and profitably, but also offers attractive returns on our investment.”
AngloGold Ashanti has conducted a feasibility study into the redevelopment of the Obuasi
Gold Mine. The study tested the viability of redeveloping the high-grade Obuasi ore body, which has 5.8Moz of Ore Reserves and 34Moz in Mineral Resource, to create a safe, long-
life mining operation that is productive and profitable. The outcomes of the TCA and DA have been applied to the feasibility study.
The redevelopment will establish Obuasi as a mechanised underground mining operation. The approach to redeveloping the Obuasi mine is a fundamental departure from how the mine was operated in the past. The redevelopment makes use of automation and controls for improved operational efficiencies and consistency in performance.
The project implementation will be undertaken in two distinct phases, with stage one comprising project establishment, mine rehabilitation and development, plant and infrastructure refurbishment to enable production at a rate of 2,000t per day for the first operating year. This is expected to take roughly 18 months, with the first gold pour expected in the third quarter of 2019.

The second phase includes refurbishment of the underground materials handling system, shafts and ventilation; and construction of the primary crusher, the SAG/Ball circuit, carbon regeneration, a new gold room and tailings storage facility. This expected to take a further 12 months and enable the operation to climb to 4,000t per day. The operation is then expected to ramp up to 5,000t per day, over the following three years.

Mine production for the first 10 years will be focussed on the upper ore bodies and is expected to average 350,000oz to 450,000oz at an average head grade of 8.1g/t. In the second 10 years, production averages 400,000oz to 450,000oz. Total cash costs are expected to average between $590/oz to $680/oz, while All-in Sustaining Costs are expected to be between $750/oz to $850/oz.

The project delivers internal rates of return of between 16% and 23% at real gold prices of between $1,100/oz and $1,240/oz, and is highly leveraged to the gold price.

Initial project capital expenditure anticipated over the first two and half years is expected to be between $450m to $500m, excluding pre-production capital of $64. After the completion of phase two, extended project capital expenditure of $94m is expected to continue through to year six, covering the development of the Obuasi Deeps Decline to the lower level of the mine, refurbishment of the KMS shaft, installation of new underground pump stations and construction of the flotation tailings storage facility.
It envisages a smaller but skilled workforce that can operate in a mechanised/automated operation with a strong sense of accountability. The operation is expected to create between
2000 to 2,500 jobs. Additional roles will be required during the construction phase of the project.

The footprint of the mine has been significantly simplified. The lease area has been reduced from 475Km
2
to 201Km
2
. The operational footprint has been simplified and is concentrated in a fenced location in the south, allowing for tighter security, access control and the demarcation of the mine from the neighbouring community.

“We would like to thank His Excellency President Nana Akufo-Addo and his team, and in particular the Honourable Minister of Lands and Natural Resources, John-Peter Amewu, for
the professional manner in which this negotiation was undertaken,” Venkat said.
Notes to Editors
AngloGold Ashanti has a 100% interest in Obuasi, which is located in the Ashanti region of
Ghana, 200 kilometres north west of Accra. The Obuasi mine was acquired by AngloGold in the merger with Ashanti Goldfields in 2004. The falling gold price in 2013 overtook restructuring efforts to improve the profitability of the operation.
The Obuasi Mine has embarked on a fundamental restructuring programme since 2014. This became necessary because the mine had been operating at significant losses for a prolonged period. Underground production was suspended at the end of 2014, and the entire workforce was retrenched.
The mine entered a Limited Operating Phase (LOP), through an Amendment of Programme of Mining Operations (APMO) which was approved by the Government of Ghana. The focus during the LOP was the clean-up and processing of tailings at Diewuoso, continued
construction of the Obuasi Deeps Decline, the maintenance of surface and underground infrastructure, water treatment and meeting environmental obligations and social commitments. In parallel, a feasibility study for the redevelopment of the Obuasi Mine was conducted.
The feasibility study underwent several iterations and optimisation to define the best configuration of project design, capital and operating cost and cash flow for the redevelopment.
Ends
Johannesburg
20 February 2018
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February    20, 2018
By: /s/ M E SANZ PEREZ________
Name:        M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance